Omnicell, Inc.
1201 Charleston Road
Mountain View, CA 94043

August 16, 2010

VIA EDGAR (CORRESPONDENCE)

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Kathleen Collins
Accounting Branch Chief

Re:	Omnicell, Inc.
Form 10-K for the Year Ended December 31, 2009
File No. 000-33043

Ladies and Gentlemen:

On behalf of Omnicell, Inc., a Delaware corporation (“Omnicell” or the “Company”), we are electronically transmitting to you this letter in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in the letter from the Staff dated August 2, 2010 in connection with the above-referenced Form 10-K for the year ended December 31, 2009 (the “Form 10-K”).

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comment prior to each response.

Form 10-K for the Year ended December 31, 2009

Part III (incorporated from Definitive Proxy Statement filed on April 16, 2010)

Information Regarding the Board of Directors and Corporate Governance, page 9

Compensation Committee Processes and Procedures, page 14

1.
We note that your compensation committee engaged Pearl Mayer & Partners in 2009 as executive compensation consultants.  Please tell us whether Pearl Meyer or its affiliates provided any other services in excess of $120,000 to you or your affiliates during 2009.  Refer to Item 407(e)(3)(iii)(A) of Regulation S-K .

We respectfully advise the Staff that, other than its service as executive compensation consultants, neither Pearl Meyer nor any of its affiliates provided any other services to Omnicell or its affiliates in excess of $120,000 during 2009.

Compensation Committee Processes and Procedures, page 14

2.
You indicate that your corporate governance committee considers diversity in evaluating candidates for director.  Please tell us if your board or the corporate governance committee has a policy with regard to the consideration of diversity in identifying director nominees.  If so, tell us how this policy is implemented and how the effectiveness of such policy is assessed.  Refer to Item 407(c)(2)(vi) of Regulation S-K.

We respectfully advise the Staff that the Board of Directors of Omnicell (the “Board”) has adopted a set of Corporate Governance Guidelines (the “Guidelines”).  These Guidelines are available to the public through the Investor Relations section of Omnicell’s website.  Section 1.6 of the Guidelines specifies certain criteria that the Board and the Corporate Governance Committee of the Board (the “Corporate Governance Committee”) consider in selecting candidates for service on the Board.  The Guidelines specify, among other things, that the Board, in conducting its assessment of potential Board candidates, consider diversity, age, skills, industry and professional background and such other factors as it deems appropriate given the current needs of the Board and the Company, to maintain a balance of knowledge, experience and capability.  These criteria for Board membership and Board considerations are also summarized in Omnicell’s Proxy Statement for its 2010 annual meeting of stockholders.

The Board and the Corporate Governance Committee have neither adopted nor observe formal policies or procedures beyond the Corporate Governance Guidelines regarding how the Board should consider diversity.  The Corporate Governance Committee solicits input from members of the  Board through an annual self-assessment regarding their views of the effectiveness of the Board, as well as, among other things, the size, structure and composition of the Board and specifically whether they believe that the Board’s independent directors have a diversity of talents, expertise and occupational and personal backgrounds.  Based on this feedback and its own assessment, the Corporate Governance Committee then considers whether the Board possesses, in its judgment, a sufficient diversity of those attributes.

As requested in the Staff’s letter dated August 2, 2010, Omnicell acknowledges that:

•	Omnicell is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Omnicell may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the Staff’s Comments. If you have any questions or comments regarding any of our responses, please directly contact the undersigned at (650) 251-6478 or Dan Johnston, Vice President and General Counsel, at (650) 251-6166.

Sincerely,

/s/ Robin G. Seim
Robin G. Seim Vice President, Finance and Chief Financial Officer

cc: Dan Johnston, Omnicell, Inc.
      Pat Clements, Omnicell, Inc.
      Sally Kay, Cooley LLP

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